**ThrillSeeker Media Group, Inc.**

# ANNUAL REPORT

26666 BEARTOWN LN
VALENCIA, CA 91381
(305) 731-9012
https://thrillseeker.media/

This Annual Report is dated September 24, 2026.

## BUSINESS

ThrillSeeker Media Group, Inc. ("TMG") is a content production house specializing in virtual reality ("VR"), augmented reality ("AR"), and mixed reality markets, and is currently expanding into VR software development. It is a Delaware corporation operating from Valencia, CA. The founder of the studio (aka "Thrill") has assigned their brand, ThrillSeeker™, to TMG and leads the company as its Chief Executive Officer.

ThrillSeeker is a well-recognized voice in the VR and AR industry and has risen to prominence by guiding consumers and businesses through the adoption curve of VR and AR technology, principally through creating content that informs viewers about these technologies and their applications. Every day the TMG team challenges itself to create impactful content that improves awareness, reports advancements in technology, explores use cases and capabilities, and comments on trends including where they may lead.

TMG focuses on content creation, including the operation of the ThrillSeeker YouTube channel, with a business model centered on content-related advertising and industry partner relationships. The TMG team is expanding its activities to include the development of VR software, including games and interactive experiences, for a global community of VR users and technology enthusiasts. No software titles have been published, and this development activity has not yet generated revenue. The company intends to generate revenue from future software releases while continuing its content production activities.

*VR, AR, and mixed reality are commonly referred to in the collection as falling into the category of ‘extended reality’ or “XR”. Reference throughout this Memorandum to ‘VR and AR’ or ‘XR’ will generally refer to the more encompassing category of extended reality unless specified otherwise.

**Previous Offerings**

Name: Common Stock
Type of security sold: Equity
Final amount sold: $80.00
Number of Securities Sold: 800,000
Use of proceeds: Operations
Date: August 18, 2021
Offering exemption relied upon: Section 4(a)(2)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

### Operating Results – 2025 Compared to 2024

How long can the business operate without revenue:

The Company generates revenue through its content creation activities but has not yet achieved profitability. As of December 31, 2025, the Company held approximately $20,000 in cash and cash equivalents available to fund operations. The Company is operating with a lean cost structure while using its existing resources to support ongoing operations and prepare for the planned release of VR software. The Company intends for future software releases to become a significant source of revenue; however, no software revenue has been generated as of that date, and the timing and extent of future software revenue are uncertain.

Based on available funds as of December 31, 2025, and estimated operating cash expenditures of $4,000 per month, we believe the Company could continue operating for approximately 5 months without receiving additional revenue or financing. This estimate assumes planned software development and launch costs. Actual runway may differ depending on development costs, launch timing, other payment obligations, and changes in operating expenses.

The Company has had no changes to its equity capitalization since the prior crowdfunding raise and does not currently plan to conduct another offering or seek additional investment in the near term. Its current strategy is to pursue a financially successful software release before considering further investment. If available resources and operating revenue are insufficient to support this strategy, the Company may need to reduce expenditures,

delay development or launch activities, or reconsider its financing plans. There can be no assurance that future software releases will generate sufficient revenue to sustain operations or achieve profitability.

Foreseeable major expenses based on projections:

The Company's principal expense categories relate to content production and distribution and its expansion into VR software development, including fees for service providers, equipment, and software. As of December 31st, 2025, the Company's two executive employees, its Chief Executive Officer and Chief Operating Officer, are not receiving salary payments while the Company prioritizes available resources for ongoing operations and software development. The Company intends to resume executive salary payments when revenue and available cash flow can support them, at compensation levels appropriate to the Company's financial position and operating needs. Foreseeable major expenses include software development and launch costs, continued content production expenses, and the anticipated resumption of executive salary payments. The timing and amount of these expenditures will depend on development progress, revenue generation, and available resources.

Future operational challenges:

Maintaining sustainable viewership and revenue amid weaker market conditions in the VR industry is the Company's most immediate operational challenge. Management has observed a contraction in the industry, with content creators, studios, and hardware and software companies ceasing operations or shifting their focus to other markets. The Company intends to remain focused on VR and related technologies, prioritizing its existing audience and a sustainable pace of content production rather than aggressive audience expansion.

Management believes that adoption of VR technology may grow gradually over time and that maintaining an established presence could position the Company to benefit from renewed consumer and commercial interest. However, the timing, extent, and commercial impact of any such growth are speculative. There can be no assurance that broader industry growth will occur, that existing viewership can be maintained, or that market improvements will result in increased revenue for the Company.

The Company is also expanding into VR software development with the aim of building a more durable business model and reducing its reliance on content-related advertising and brand partnerships. This strategy introduces additional operational challenges, including allocating limited resources between content production and development, managing development and launch costs, and converting audience interest into demand for paid software. The Company's existing audience may support awareness of future releases, but does not guarantee sales. The Company has not yet published revenue-generating software, and there can be no assurance that its development efforts will result in commercially successful products or profitability.

Future challenges related to capital resources:

The market for personnel skilled in content capture, editing, and software development is competitive, and hiring and retention costs are significant. The Company intends to expand its content and development teams as resources permit, balancing investment in production efficiency and future products with ongoing operating expenses.

Software development may require substantial investment before generating revenue. Evolving AI-assisted tools may also affect staffing and technology needs, with uncertain cost savings. Limited capital could delay hiring and product releases or reduce the scope of planned projects.

Future milestones and events:

The Company's near-term milestones include increasing video production output under the ThrillSeeker brand and advancing current development projects towards full release. The Company aims to reach these milestones by end of 2027, subject to available capital, staffing, and development progress.

**Liquidity and Capital Resources**

At December 31, 2025, the Company had cash of $19,892.

**Debt**

The Company does not have any outstanding debt.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Cody Alfar aka "ThrillSeeker"

Cody Alfar "ThrillSeeker" current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Executive Officer/Director
Dates of Service: August 2021 — Present
Responsibilities: As CEO, his responsibilities include making all major company decisions, managing the development and execution of the company's services and products, recruiting other executive level personnel, and developing and executing the company's budget.
Responsibilities: Appoint executives, report to stockholders

Name: Sophia Bollinger aka "PHIA"

Sophia Bollinger “PHIA” current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Operations Officer
Dates of Service: October 2023 — Present
Responsibilities: As COO, her responsibilities include overseeing the company’s day-to-day operations, coordinating the development and delivery of its services and products, managing personnel and operational workflows, and working with the CEO to implement the company’s budget and business strategy.
Responsibilities: Oversee daily operations, manage personnel and production workflows.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class B Common Stock
Stockholder Name: Cody Alfar
Amount and nature of Beneficial ownership: 720,000
Percent of class: 100%

## RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

## OUR SECURITIES

The Company has authorized Class A Common Stock, Class B Common Stock, and Preferred Stock.

Class A Common Stock
• Authorized: 5,000,000
• Outstanding: 80,000
• Material Rights: The Company has adopted an Equity Incentive Plan, under which it has allocated an additional 200,000 shares of Class A Common Stock of the Company to be issued as equity compensation. The amount outstanding does not assume these shares under the Equity Incentive plan will be exercised.

Pursuant to the Company's Bylaws, the holders of the shares of Class A Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions). Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors.

Class A Common Stock may be entitled to a vote upon the conversion of all Class B Common Stock into Class A Common Stock.

Class B Common Stock

- Authorized: 2,000,000
- Outstanding: 720,000
- Voting Rights: Voting Rights: One vote per share of Class B Common Stock
- Material Rights: Pursuant to the Company's Bylaws, the holders of the shares of Class B Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions). Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors

Preferred Stock

• Authorized: 1,000,000
• Outstanding: 0
• Material Rights: If and when the board determines that it will designate preferred stock, the rights of those shares (including voting rights) would be determined by a Certificate of Designations.

Pursuant to the Company's Bylaws, the holders of the shares of Preferred Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed Liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions). Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

**What it means to be a minority holder**

As a minority holder of TMG of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

**Dilution**

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

**RISK FACTORS**

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the AR industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class A Common Stock in the amount of up to $1,100,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, or some amount less than the maximum amount, it may have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Common Stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will

not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that certain revenue lines and services that we are developing may never be operationalized, or they may never be used to engage in transactions. It is possible that the failure to launch certain service offerings and products are the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only business plans for certain services, including our plans for XR events taking place virtually. Delays or cost overruns in the development of our management services or XR events and failure of the offerings to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in hiring, changes in the market, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Class A Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have services and products on the market and/or various respective service and product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services and products earlier than us, or superior offerings than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
ThrillSeeker Media Group, Inc. was formed on July 21, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ThrillSeeker Media Group, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and minimal revenue in relation to its planned expenses. If you are investing in this company, it's because you think that ThrillSeeker Media Group, Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely

impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including content distribution, accounting, and legal work. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ThrillSeeker Media Group, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ThrillSeeker Media Group, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Our results of operations may be negatively impacted by the coronavirus outbreak
In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and several countries initiated travel restrictions to and from China, among other places. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our service offerings and products. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

Our Independent Auditor's Report on our Financial Statements includes a
"going concern" opinion
The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before reaching profitable levels of revenue. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from this Offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

The Company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets
Our stockholders will be subject to a drag-along provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the Drag-Along Price or otherwise participate in the Drag-Along Transaction even if they don't want to sell their shares at that price or participate in the Drag-Along Transaction. (For definitions of these terms, see our Bylaws.) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

**ThrillSeeker Media Group, Inc.**

By /s/ Cody Alfar

Title: CEO and Director

By /s/ Cody Alfar

Name: Cody Alfar

Title: CEO and Director

By /s/ Sophia Bollinger

Name: Sophia Bollinger

Title: COO and Principal Accounting Officer

Exhibit A

**FINANCIAL STATEMENTS**

# ThrillSeeker Media Group, Inc.

## Balance Sheet Summary

### As of Dec 31, 2025

| Distribution account | Total |
|---|---|
| Assets | 299,466.37 |
| Current Assets | 23,923.38 |
| Bank Accounts | 19,891.96 |
| Accounts Receivable | 2,000.00 |
| Other Current Assets | 2,031.42 |
| **Total for Current Assets** | **$23,923.38** |
| Fixed Assets | 2,449.99 |
| Other Assets | 273,093.00 |
| **Total for Assets** | **$299,466.37** |
| Liabilities and Equity | 299,466.37 |
| Liabilities | 1,631.11 |
| Current Liabilities | 1,631.11 |
| Accounts Payable | $0.00 |
| Credit Cards | 1,631.11 |
| Other Current Liabilities | $0.00 |
| **Total for Current Liabilities** | **$1,631.11** |
| **Total for Liabilities** | **$1,631.11** |
| Equity | 297,835.26 |
| **Total for Liabilities and Equity** | **$299,466.37** |

# ThrillSeeker Media Group, Inc.
## Profit and Loss
### January-December, 2025

| | Total |
|---|---|
| Income | |
| 4110 Advertising income | 35,040.33 |
| 4120 Affiliate income | 10,644.38 |
| 4160 Sponsorship Income | 47,455.88 |
| **Total for Income** | **$93,140.59** |
| Cost of Goods Sold | |
| 5130 Cost of Labor - COS | 94.04 |
| 5170 Software/Games - COS | 6,225.18 |
| **Total for Cost of Goods Sold** | **$6,319.22** |
| **Gross Profit** | **$86,821.37** |
| Expenses | |
| 6100 Marketing Expense | |
| 6101 Marketing contractors | 2,850.00 |
| 6102 Production and events | 665.57 |
| **Total for 6100 Marketing Expense** | **$3,515.57** |
| 6200 General and Administrative | |
| 6210 Personnel Costs | |
| 6211 Employee salaries | 76,000.00 |
| 6212 Employer paid tax | 6,003.00 |
| 6215 Contractors | 1,611.50 |
| **Total for 6210 Personnel Costs** | **$83,614.50** |
| 6230 Bank fees | 98.92 |
| 6231 Business licenses | 699.38 |
| 6234 Communication | 4,069.40 |
| 6235 Insurance | 2,888.43 |
| 6240 Membership and dues | 790.97 |
| 6244 PayPal fees | 13.59 |
| 6250 Office expense | 5,017.87 |
| 6252 Payroll fees | 759.00 |
| 6254 Postage and delivery | 20.30 |
| 6256 Staff meals | 6,941.21 |
| 6260 Software and apps | 5,461.38 |
| **Total for 6200 General and Administrative** | **$110,374.95** |
| 6700 Professional Fees | |
| 6710 Accounting | 10,846.50 |
| **Total for 6700 Professional Fees** | **$10,846.50** |
| 6800 Travel | |
| 6810 Airfare | 4,143.49 |

| | |
|---|---|
| 6820 Accommodation | 1,787.52 |
| 6840 Taxis and shared rides | 303.20 |
| 6850 Travel Meals | 850.11 |
| **Total for 6800 Travel** | **$7,084.32** |
| 7200 Facilities and Rent | |
| 7220 Moving and storage | 1,999.51 |
| 7230 Repairs and maintenance | 998.42 |
| 7290 Utilities | 1,725.91 |
| **Total for 7200 Facilities and Rent** | **$4,723.84** |
| 7800 Taxes Paid | 1,776.97 |
| Interest Expense | 4.06 |
| Office Supplies & Software | 2,130.06 |
| **Total for Expenses** | **$140,456.27** |
| **Net Operating Income** | **-$53,634.90** |
| Other Income | |
| Other Income | 696.54 |
| **Total for Other Income** | **$696.54** |
| Other Expenses | |
| 9000 Other Business Expense | |
| Vehicle Expense | 93.15 |
| Gas and fuel | 234.42 |
| Parking and tolls | 266.35 |
| Vehicle repairs | 130.04 |
| **Total for Vehicle Expense** | **$723.96** |
| **Total for 9000 Other Business Expense** | **$723.96** |
| Depreciation Expense | 1,634.00 |
| **Total for Other Expenses** | **$2,357.96** |
| **Net Other Income** | **-$1,661.42** |
| **Net Income** | **-$55,296.32** |

# ThrillSeeker Media Group, Inc.
## Statement of Cash Flows
### January-December, 2025

| Account Name | Total |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -55,296.32 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| 1111 Chase Credit Card - 2193 | 1,069.41 |
| 1210 Accounts Receivable (A/R) | -2,000.00 |
| 1220 Paypal Clearing | 0.00 |
| 1420 Loans to Shareholders | -1,912.30 |
| 1511 Fixed Asset Computers:Accumulated Depreciation | 1,634.00 |
| 2110 Accounts Payable (A/P) | 0.00 |
| 2411 Payroll Liabilities:Wage Garnishment | 0.00 |
| 2416 Florida Department of Revenue Payable | 0.00 |
| **Total for Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-$1,208.89** |
| **Net cash provided by operating activities** | **-$56,505.21** |
| **NET CASH INCREASE FOR PERIOD** | **-$56,505.21** |
| **Cash at beginning of period** | **$76,397.17** |
| **CASH AT END OF PERIOD** | **$19,891.96** |

# THRILLSEEKER MEDIA GROUP, INC.

## Statement of Stockholders Equity

| | Preferred Stock | | Common stock | | Additional Paid-in | Accumulated | Total Stockholders' |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Capital | Deficit | Deficit |
| Inception | - | $ - | 1,000,000 | $ - | $ - | $ - | $ 0.01 |
| Issuance of founders stock | - | - | - | - | - | - | - |
| Shares issued for services | - | - | - | - | - | - | - |
| Contributed capital | - | - | - | - | 21,675 | - | 21,675 |
| Net income (loss) | - | - | - | - | - | 54,420 | - |
| 31-Dec-21 | - | $ - | - | $ - | $ 21,675 | $ 54,420 | $ 21,675 |
| Shares issued for services | - | - | - | - | - | - | - |
| Stock option compensation | - | - | - | - | - | - | - |
| Net income (loss) | - | - | - | - | - | (115,861) | - |
| 31-Dec-22 | - | $ - | - | $ - | $ 21,675 | $ (61,441) | $ 21,675 |
| Shares issued for services | - | - | - | - | - | - | - |
| Stock option compensation | - | - | - | - | - | - | - |
| Net income (loss) | - | - | - | - | - | (59,115) | - |
| 31-Dec-23 | - | $ - | - | $ - | $ 21,675 | $ (120,556) | $ 21,675 |

**Business Address:**
26666 Beartown Ln
Valencia, CA 91381
**Phone:** 1-305-904-2352
**Email:** thrill@thrillseeker.media

September 21st, 2026

Startengine Crowdfunding, Inc.
4100 West Alameda Avenue, 3rd Floor
Burbank, CA 91505

Reference: Notes to the Thrillseeker Financial Statements

## NOTE 1 – NATURE OF OPERATIONS

Thrillseeker Media Group, Inc. was formed on July 21, 2021 ("Inception") in the State of Delaware. The financial statements of Thrillseeker Media Group, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Valencia, CA.

Thrillseeker Media Group, Inc. is a digital media production company that operates online content creation YouTube and live stream channels focused on Virtual Reality (VR), Augmented Reality (AR), and Mixed Reality (MR) hardware and software. The company also provides consultation to gaming companies and occasionally participates in the development of other various online digital assets, software, and media.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities

in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and December 31, 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from gaming consultation, digital asset/software development, and YouTube content creation when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with JPMorgan Chase Bank, N.A. located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**
Thrillseeker Media Group, Inc. has inventory and property plant and equipment. They have desks, chairs, gaming computers, computer screens, Virtual Reality equipment, Augmented Reality equipment, and cameras.

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

**NOTE 5 – STOCKHOLDERS' EQUITY**

*Common Stock*
We have not authorized the issuance of any new shares of our common stock with par value of $0.00001 in 2025. As of December 31, 2025 the company has currently issued 1,000,000 shares of our common stock.

**NOTE 6 – RELATED PARTY TRANSACTIONS**

The Company does not have any related party transactions and has normal operating transactions like salaries, equipment, independent contractors, etc.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after December 31, 2016 through September 21st, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Cody Ryan Alfar
CEO

I, Cody Alfar, the CEO of ThrillSeeker Media Group, Inc., hereby certify that the financial statements of ThrillSeeker Media Group, Inc. and notes thereto for the periods ending December 31st, 2024 and December 31st, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $87,519; taxable income of -$51,244 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the twenty-first of September, two thousand twenty-six.

Cody Alfar, CEO
September 21, 2026